Exhibit 99.1

Baozun Announces First Quarter 2021 Unaudited Financial Results

SHANGHAI, China, May 18, 2021 (GLOBE NEWSWIRE) -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights

●	Total net revenues were RMB2,020.5 million (US$[1]308.4 million), an increase of 32.6% year-over-year.

●	Income from operations was RMB52.9 million (US$8.1 million), an increase of 313.4% year-over-year. Operating margin was 2.6%, compared with 0.8% in the same quarter of last year.

●	Non-GAAP income from operations[2] was RMB75.8 million (US$11.6 million), an increase of 105.9% year-over-year. Non-GAAP operating margin was 3.7%, compared with 2.4% in the same quarter of last year.

●	Net income attributable to ordinary shareholders of Baozun Inc. was RMB1.3 million (US$0.2 million), compared with RMB2.2 million in the same quarter of last year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB61.2 million (US$9.3 million), an increase of 135.5% year-over-year. Non-GAAP net margin was 3.0%, compared with 1.7% in the same quarter of last year.

●	Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per American Depository Share (“ADS[4]”) were RMB0.02 (US$0.00) and RMB0.02 (US$0.00), respectively, compared with RMB0.04 and RMB0.04, respectively, for the same quarter of last year.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were RMB0.83 (US$0.13) and RMB0.82 (US$0.13), respectively, compared with RMB0.44 and RMB0.44, respectively, for the same period of 2020.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

First Quarter 2021 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB13,241.0 million, an increase of 43.8% year-over-year.

●	Distribution GMV[7] was RMB1,074.2 million, an increase of 37.2% year-over-year.

●	Non-distribution GMV[8] was RMB12,166.8 million, an increase of 44.4% year-over-year.

●	Number of brand partners increased to 281 as of March 31, 2021, from 239 as of March 31, 2020.

●	Number of GMV brand partners increased to 272 as of March 31, 2021, from 228 as of March 31, 2020.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “We are pleased to announce a solid quarter of high-quality growth as we kick off our medium-term strategic plan. In this new era of e-commerce, where store operations and store management increasingly rely on digital operating platforms and ecosystems, our belief that ‘technology empowers future success’ and our comprehensive infrastructure have consistently enabled us to extend our competitive advantage. We are thrilled that we have made faster-than-expected progress, especially in executing our omni-channel strategy and deepening our penetration into the luxury sector.”

“During the quarter, we refined our strategic priorities around sustainability and established a sustainability committee that reports directly to our board of directors. As the leader and a pioneer in the brand e-commerce service industry in China, we recognize and embrace our unique and pioneering role, and we will continue to work on building a sustainable and innovative ecosystem while striving to set new benchmarks for our industry. Meanwhile, we deepened our investments in talent and look forward to enabling our people to exceed their potential. We believe we are well on our way to achieving sustainable and profitable long-term growth as a result of the accelerated progress we have made so far this year,” Mr. Qiu concluded.

Mr. Arthur Yu, Chief Financial Officer of Baozun, commented, “With the acceleration of our omni-channel strategy, together with strong business diversification and efficiency improvements, we demonstrated the great resilience of our business model. We delivered a 33% year-over-year rise in total net revenues to RMB2 billion and a more than doubling in non-GAAP income from operations to RMB76 million. More importantly, we achieved outstanding improvement in operating efficiency, driven by greater fulfillment efficiency, highly effective digital marketing services and the implementation of the latest proprietary technology resulting from our continuous focus on innovation. Meanwhile, during the quarter, we entered into a few strategic alliances to reinforce and sharpen our value proposition and expand our addressable market. Going forward, we will continue to innovate to drive organic growth, and selectively explore strategic acquisitions when opportunities arise.”

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

First Quarter 2021 Financial Results

Total net revenues were RMB2,020.5 million (US$308.4 million), an increase of 32.6% from RMB1,523.6 million in the same quarter of last year.

Product sales revenue was RMB971.8 million (US$148.3 million), an increase of 38.6% from RMB701.1 million in the same quarter of last year. The increase was primarily attributable to the acquisition of new brand partners and the increased popularity of the Company’s brand partners’ products, and was partially offset by slower growth in personal-care products in the appliances category.

Services revenue was RMB1,048.7 million (US$160.1 million), an increase of 27.5% from RMB822.5 million in the same quarter of last year. The increase was primarily attributable to the rapid growth of the Company’s consignment model and service fee model.

Total operating expenses were RMB1,967.6 million (US$300.3 million), compared with RMB1,510.8 million in the same quarter of last year.

●	Cost of products was RMB822.3 million (US$125.5 million), compared with RMB590.1 million in the same quarter of last year. The increase was primarily due to higher costs associated with the increase in product sales revenue.

●	Fulfillment expenses were RMB508.0 million (US$77.5 million), compared with RMB413.0 million in the same quarter of last year. The increase was primarily due to an increase in GMV contribution from the Company’s distribution and consignment model, an increase in warehouse rental expenses associated with expanded warehouse capacity to address additional growth opportunities, and an increase in customer service expenses as the Company establishes its remote service centers, all of which were partially offset by efficiency improvements.

●	Sales and marketing expenses were RMB470.6 million (US$71.8 million), compared with RMB366.2 million in the same quarter of last year. The increase was in line with GMV growth and the increase in digital marketing services revenue, both of which were partially offset by efficiency improvements.

●	Technology and content expenses were RMB93.0 million (US$14.2 million) compared with RMB95.9 million in the same quarter of last year. The decline was mainly attributable to the Company’s cost control initiatives, efficiency improvements and better prioritization of the Company’s system development pipeline.

●	General and administrative expenses were RMB79.6 million (US$12.2 million), an increase of 59.5% compared with RMB49.9 million in the same quarter of last year. The increase was primarily due to a rise in staff costs for the Company’s investment in talent recruitment, especially for its growing omni-channel services, and the modification of compensation packages to retain and attract the best talents in the industry, an increase in professional fees related to the Company’s recent M&A activities, and an increase in rental expenses for the Company’s new headquarters, all of which were partially offset by cost control initiatives.

Income from operations was RMB52.9 million (US$8.1 million), an increase of 313.4% compared with RMB12.8 million in the same quarter of last year. Operating margin was 2.6%, compared with 0.8% in the same quarter of last year.

Non-GAAP income from operations was RMB75.8 million (US$11.6 million), an increase of 105.9% compared with RMB36.8 million in the same quarter of last year. Non-GAAP operating margin was 3.7%, compared with 2.4% in the same quarter of last year.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB1.3 million (US$0.2 million), compared with RMB2.2 million in the same quarter of last year. The Company recorded an unrealized investment loss of RMB37.4 million related to the stock price fluctuation of iClick Interactive Asia Group Limited, on the Company’s minority investment during the first quarter of 2021. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB0.02 (US$0.00) and RMB0.02 (US$0.00), respectively, compared with RMB0.04 and RMB0.04, respectively, in the same quarter of last year.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB61.2 million (US$9.3 million), an increase of 135.5% compared with RMB26.0 million in the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB0.83 (US$0.13) and RMB0.82 (US$0.13), respectively, compared with RMB0.44 and RMB0.44, respectively, in the same quarter of last year.

As of March 31, 2021, the Company had RMB4,461.3 million (US$680.9 million) in cash, cash equivalents and short-term investments, compared with RMB5,028.5 million as of December 31, 2020.

Recent Developments

On April 28, 2021, the Company announced a strategic alliance with Fosun Fashion Group (Cayman) Limited (“FFG”), a subsidiary of Fosun International Limited (HKEX: 0656) (“Fosun”), to capitalize on the emerging demand for luxury brands in China. Baozun and FFG will work together to develop best practices and achieve best results for FFG’s brands in China e-commerce, while exploring opportunities to introduce new brands to the Chinese market. In addition, Baozun will become a minority shareholder in FFG, along with other strategic investors and seasoned industry players, by participating in FFG’s financing, in which Fosun will serve as the lead investor. The Company believes that the alliance not only brings Baozun an extended portfolio of luxury brand partners, but also gives the Company deeper insight into the global luxury sector.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Tuesday, May 18, 2021 (7:30 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/2945107. Once preregistration has been completed, participants will receive dial-in numbers, the passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 09:59 p.m. Beijing Time, May 26, 2021.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	+1-855-452-5696
Passcode:	2945107#

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income, non-GAAP net margin, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income from operations is income from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income is net income excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is net income attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, and unrealized investment loss. Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income from operations enables the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income enables the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss. Such items are non-cash expenses that are not directly related to the Company’s business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units the Company grants under the share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investment. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income from operations and non-GAAP net income. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income, non-GAAP net margin, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income from operations, operating margin, net income, net margin, net income attributable to ordinary shareholders of Baozun Inc. and net income attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including quotes from management in this announcement and statements about the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +852-6686-1376

E-mail: rvanguestaine@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3,579,665	2,986,413	455,816
Restricted cash	151,354	8,812	1,345
Short-term investments	1,448,843	1,474,921	225,117
Accounts receivable, net	2,188,977	1,827,955	279,000
Inventories, net	1,026,038	886,991	135,381
Advances to suppliers	284,776	216,640	33,066
Prepayments and other current assets	438,212	398,327	60,797
Amounts due from related parties	40,935	40,512	6,183
Total current assets	9,158,800	7,840,571	1,196,705

Non-current assets
Investments in equity investees	53,342	344,584	52,594
Property and equipment, net	430,089	429,525	65,558
Intangible assets, net	146,373	167,808	25,613
Land use right, net	41,541	41,285	6,301
Operating lease right-of-use assets	524,792	725,255	110,695
Goodwill	13,574	95,516	14,579
Other non-current assets	51,531	43,805	6,686
Deferred tax assets	54,649	53,878	8,223
Total non-current assets	1,315,891	1,901,656	290,249

Total assets	10,474,691	9,742,227	1,486,954

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	421,562	324,006	49,453
Notes payable	500,820	3,314	506
Income tax payables	72,588	14,530	2,218
Accrued expenses and other current liabilities	991,180	635,463	96,988
Amounts due to related parties	44,997	37,024	5,651
Current operating lease liabilities	165,122	175,594	26,801
Total current liabilities	2,196,269	1,189,931	181,617

Non-current liabilities
Long-term loan	1,762,847	1,775,247	270,955
Deferred tax liability	2,538	2,441	373
Long-term operating lease liabilities	370,434	568,976	86,843
Other non-current liabilities	-	32,601	4,976
Total non-current liabilities	2,135,819	2,379,265	363,147

Total liabilities	4,332,088	3,569,196	544,764

Redeemable non-controlling interests	9,000	9,000	1,374

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 220,505,115 and 221,783,990 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)	137	137	21
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)	8	8	1
Additional paid-in capital	5,207,631	5,230,093	798,268
Retained earnings	952,001	953,256	145,496
Accumulated other comprehensive income	(48,756)	(42,922)	(6,551)

Total Baozun Inc. shareholders' equity	6,111,021	6,140,572	937,235

Noncontrolling interests	22,582	23,459	3,581

Total equity	6,133,603	6,164,031	940,816

Total liabilities, redeemable non-controlling interests and equity	10,474,691	9,742,227	1,486,954

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands, except for share and per share data and per ADS data)

	For the three months ended March 31,
	2020	2021
	RMB	RMB	US$
Net revenues
Product sales	701,132	971,842	148,332
Services	822,508	1,048,654	160,056
Total net revenues	1,523,640	2,020,496	308,388

Operating expenses (1)
Cost of products	(590,106)	(822,301)	(125,508)
Fulfillment	(413,016)	(507,997)	(77,535)
Sales and marketing (2)	(366,167)	(470,642)	(71,834)
Technology and content	(95,882)	(92,983)	(14,192)
General and administrative	(49,935)	(79,625)	(12,153)
Other operating income, net	4,265	5,963	910
Total operating expenses	(1,510,841)	(1,967,585)	(300,312)
Income from operations	12,799	52,911	8,076
Other income (expenses)
Interest income	10,580	17,721	2,705
Interest expense	(17,907)	(13,222)	(2,018)
Unrealized investment loss	-	(37,351)	(5,701)
Exchange loss	(4,863)	(6,755)	(1,031)
Income before income tax and share of income in equity method investment	609	13,304	2,031
Income tax expense (3)	(3,410)	(11,622)	(1,774)
Share of income in equity method investment, net of tax of nil	4,460	450	69
Net income	1,659	2,132	326

Net income attributable to noncontrolling interests	(134)	(877)	(134)
Net loss attributable to redeemable noncontrolling interests	714	-	-
Net income attributable to ordinary shareholders of Baozun Inc.	2,239	1,255	192

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.01	0.01	0.00
Diluted	0.01	0.01	0.00
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	0.04	0.02	0.00
Diluted	0.04	0.02	0.00
Weighted average shares used in calculating net income per ordinary share
Basic	175,765,834	221,482,302	221,482,302
Diluted	178,761,156	224,735,148	224,735,148

Net income	1,659	2,132	326
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(3,208)	5,834	890
Comprehensive income (loss)	(1,549)	7,966	1,216

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended March 31,
	2020	2021
	RMB	RMB	US$
Fulfillment	2,663	781	119
Sales and marketing	8,252	7,282	1,111
Technology and content	3,288	4,050	618
General and administrative	9,394	10,339	1,578
	23,597	22,452	3,426

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.4 million for both the three months period ended March 31, 2020 and 2021.

(3) Including income tax benefits of RMB0.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for both the three months period ended March 31, 2020 and 2021.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended March 31,
	2020	2021
	RMB	RMB	US$
Income from operations	12,799	52,911	8,076
Add: Share-based compensation expenses	23,597	22,452	3,426
Amortization of intangible assets resulting from business acquisition	391	391	60
Non-GAAP income from operations	36,787	75,754	11,562

Net Income	1,659	2,132	326
Add: Share-based compensation expenses	23,597	22,452	3,426
Amortization of intangible assets resulting from business acquisition	391	391	60
Unrealized investment loss	-	37,351	5,701
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(98)	(98)	(15)
Non-GAAP net income	25,549	62,228	9,498

Net income attributable to ordinary shareholders of Baozun Inc.	2,239	1,255	192
Add: Share-based compensation expenses	23,597	22,452	3,426
Amortization of intangible assets resulting from business acquisition	199	199	30
Unrealized investment loss	-	37,351	5,701
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(50)	(50)	(8)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	25,985	61,207	9,341

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	0.44	0.83	0.13
Diluted	0.44	0.82	0.13
Weighted average shares used in calculating net income per ordinary share
Basic	175,765,834	221,482,302	221,482,302
Diluted	178,761,156	224,735,148	224,735,148